Exhibit 99.1

Mobilicom Awarded New Grant from Space Florida

●	New R&D grant awarded by Space Florida for the development of triple link redundancy communications meant to improve the operation of drone platforms, in order to address new US drone regulations

●	This grant marks increasing collaboration with Censys Technologies, a US-based drone manufacturer.

Shoham, Israel, Sept. 29, 2022 (GLOBE NEWSWIRE) -- Mobilicom Limited (Mobilicom or the Company, NASDAQ: MOB) a provider of cybersecurity and smart solutions for drones, robotics & autonomous platforms announced today that the Company has been awarded a new research and development grant under the Space Florida innovation project, reflecting its industry-leading expertise in communication solutions for unmanned drones and robotics. This grant follows a previous grant that Mobilicom has received from the Space Florida Innovation Program.

This grant marks the increasing collaboration with Censys Technologies, the US-based drone manufacturer where both parties have jointly received USD $993,000 of which Mobilicom was apportioned $282,000 for its Multi-Link (“MLU”) communications system. The new communications solution will address US civil drone regulations meant to cater to unmet market needs for long-range drone delivery and for inspection operations with always-connected-anywhere capability.

The new solution will incorporate three concurrent transmitting transceivers; SDR, Cellular, and Satellite for Auto Redundancy Capability. Development of the MLU will extend Mobilicom’s “beyond visual-line-of-sight datalink functionality” to include the use of satellite connections for redundancy, which will enable the operation of unmanned systems in areas with little or non-existing cellular network coverage.

Mobilicom CEO Oren Elkayam said, “Our new Space Florida grant signals the increasing recognition of our capability and expertise within the US unmanned systems community. Mobilicom’s cutting-edge SkyHopper Datalinks already support line-of-sight and cellular network-based beyond-line-of-sight communication. The development and integration of satellite connectivity for auto redundancy capability will facilitate more effective use of drones in remote areas and target unmet market demand for US nationwide operation with a single solution.

The project also expands our collaboration with Censys Technologies, a leading US-based commercial drone manufacturer for the agriculture, infrastructure monitoring, disaster relief, and public safety sectors. Censys has been an early adopter of our smart solutions in the US and we look forward to working closer with them as we increase our presence in the US, the world’s largest market for both commercial and defense applications.”

-ENDS-

About Mobilicom

Mobilicom is an end-to-end provider of cybersecurity and smart solutions for drones, robotics & autonomous platforms. As a high-tech company it designs, develops and delivers smart solutions focused primarily on targeting global drone, robotics and autonomous system manufacturers.

The Company holds patented technology & unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialized products used in a variety of applications.

Mobilicom has grown a global customer base with sales to high profile customers including corporates, governments and military departments. Mobilicom’s competitive advantages including outstanding security capabilities and performance in harsh environmental conditions.

Mobilicom’s large solution portfolio has been deployed worldwide, seeing the Company derive revenue from hardware, software sales & licensing fees and professional support services for its solutions.

https://www.mobilicom.com/

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Tristan Everett

Media Relations

+61 403 789 096

tristan.everett@marketeye.com.au

Aidan Brooksby

Investor Relations

+61 431 716 947

aidan.brooksby@marketeye.com.au

Oren Elkayam

Mobilicom Ltd

oren.elkayam@mobilicom.com